19011200

Securities and Exchange Commission
Trading and Markets

NOV 29 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd
(No. and Street)

Essex	CT	06426
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Terribile (860) 767-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey P.C.
(Name – *if individual, state last, first, middle name*)

280 Trumbull St, 24th Fl	Hartford		06103
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
NOV 29 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH MHA

OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Op

Title

KELLY L. NESDALE
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 3/31/2024

Notary Public 11/26/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX
FINANCIAL

Financial Statements

September 30, 2019

Table of Contents

Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2019 and 2018, the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The accompanying information contained in Schedule 1, Computation of Net Capital under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedule 1, Computation of Net Capital under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1998.

Hartford, Connecticut
November 26, 2019

EssexFinancialServices

Statements of Financial Condition

September 30, 2019 and 2018

	2019	2018
ASSETS		
Cash	$ 2,679,455	$ 2,672,041
Receivables from brokers or dealers	68,716	55,389
Other receivables	68,525	92,023
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $950,238 and $908,855 at September 30, 2019 and 2018, respectively	346,328	329,834
Other assets	618,987	986,541
Total assets	$ 3,782,011	$ 4,135,828
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses and other liabilities	$ 1,185,322	$ 1,378,021
Deferred revenue	838,346	1,065,742
Total liabilities	2,023,668	2,443,763
Stockholders' equity		
Common stock - 5,000 Shares Authorized, 1,000 Shares Issued and Outstanding No Par Value	502,000	502,000
Paid-in capital	750,000	750,000
Retained earnings	506,343	440,065
Total stockholders' equity	1,758,343	1,692,065
Total liabilities and stockholders' equity	$ 3,782,011	$ 4,135,828

EssexFinancialServices

Statements of Operations

For the years ended September 30, 2019 and 2018

	2019	2018
Revenues		
Investment advisory fees	$ 13,834,625	$ 15,647,044
Commissions and distribution fees from insurance and annuity sales	926,862	714,493
Commissions and distribution fees from sales of investment company shares	693,128	1,122,591
Income from short-term investments	373,556	442,952
Commissions from sales of listed securities	122,985	128,436
Other income	98,857	150,981
Total revenues	16,050,013	18,206,497
Expenses		
Salaries	3,517,983	3,692,765
Employee commission expense	7,147,709	6,890,157
Subadvisory compensation expense	667,167	2,718,399
Fees and services	1,333,795	1,513,623
Employee benefits	940,863	1,008,600
Occupancy	481,788	503,652
Equipment expense	323,120	296,098
Regulatory fees and expenses	199,470	112,527
Share class disclosure settlement expense	-	645,000
Advertising	3,106	2,880
Other expenses	1,330,475	1,393,298
Total expenses	15,945,476	18,776,999
Income (loss) before income tax expense (benefit)	104,537	(570,501)
Income tax expense (benefit)	38,259	(169,369)
Net income (loss)	$ 66,278	$ (401,132)

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Stockholder's Equity

For the years ended September 30, 2019 and 2018

	Common stock	Paid-in capital	Retained earnings	Total stockholder's equity
Balance as of September 30, 2017	$ 502,000	$ 750,000	$ 841,198	$2,093,198
Net loss	-	-	(401,133)	(401,133)
Balance as of September 30, 2018	502,000	750,000	440,065	1,692,065
Net income	-	-	66,278	66,278
Balance as of September 30, 2019	$ 502,000	$ 750,000	$ 506,343	$1,758,343

The accompanying notes are an integral part of the financial statements.

EssexFinancialServices

Statements of Cash Flows

For the years ended September 30, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net income (loss)	$ 66,278	$ (401,132)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation expense	66,356	47,409
Deferred income taxes	41,907	(22,966)
Net change in:		
Receivables from brokers or dealers	(13,327)	52,513
Other receivables	23,498	27,554
Other assets	325,647	(209,102)
Accrued expenses and other liabilities	(192,699)	535,656
Deferred revenue	(227,396)	104,360
Net cash provided by operating activities	90,264	134,292
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(82,850)	(32,794)
Net cash used by investing activities	(82,850)	(32,794)
Increase in cash and cash equivalents	7,414	101,498
Cash and cash equivalents at beginning of period	2,672,041	2,570,543
Cash and cash equivalents at end of period	$ 2,679,455	$ 2,672,041
Supplemental disclosures		
Cash paid for income taxes	$ 731	$ 12,400

The accompanying notes are an integral part of the financial statements.

1. Description of Business

Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

The Company is a wholly-owned subsidiary of Essex Savings Bank (the "Bank").

On October 13, 2017 the Company entered into a two year contractual agreement with a third party, Principle Wealth Partners LLC ("PWP"). Under this arrangement, PWP provided continued advisory service to a segment of the Company's clients as a subadvisor, and the Company continued to provide compliance, operational support and supervision to PWP. This agreement ended on October 1, 2019 and was not renewed.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 26, 2019, the date upon which the Company's financial statements were available to be issued. No subsequent events were identified which require recognition or disclosure in the financial statements.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash at September 30, 2019 is approximately $122,000 held at Pershing, the Company's clearing agent, $100,000 of which is a clearing deposit required to be held as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective assets, ranging from three years to thirty-nine years. Depreciation expense for the years ended September 30, 2019 and 2018 of $66,356 and $47,409 respectively, was computed using the straight line and accelerated methods.

Revenue From Contracts With Customers

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine

whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Advisory Fees
The Company provides investment advisory services on a daily basis. The Company believes the performance obligations for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue over the subsequent quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commissions. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes
For Federal income tax purposes, the Company is included in the consolidated tax return of its parent company, Essex Savings Bank. For the purposes of reporting Federal income taxes, the Company is allocated taxes as if it files a separate Federal tax return. Any resulting current and deferred taxes represents amounts due to or from Essex Savings Bank. However, in accordance with the Tax Sharing Agreement between the Company and the Bank, the Company may record a current tax benefit and tax receivable for current Company losses that are utilized by the Bank to reduce the Bank's current taxable income, and the Bank refunds the amount of the benefit to the Company within 30 days of the loss being utilized by the Bank.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to make a determination of an inventory of tax positions (Federal and State) for which the sustainability of the position, based upon the technical merits, is uncertain. The Company regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Company recognizes the full benefit associated with the tax position. Additionally, interest and penalties related to uncertain tax positions are included as a component of income tax expense.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $3,106 and $2,880 for the years ended September 30, 2019 and 2018, respectively.

Reclassifications

Certain 2018 financial statement amounts have been reclassified to conform with the 2019 financial statement presentation, and such reclassifications had no impact on the 2018 net loss or stockholder's equity.

Recent Accounting Pronouncements

ASU No. 2014-09 -Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). The ASU establishes a single comprehensive model for an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, and will supersede nearly all existing revenue recognition guidance, to clarify and converge revenue recognition principles under US GAAP and IFRS. The update outlines five steps to recognizing revenue: (i) identify the contracts with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations; (v) recognize revenue when each performance obligation is satisfied. The update requires more comprehensive disclosures, relating to quantitative and qualitative information for amounts, timing, the nature and uncertainty of revenue, and cash flows arising from contracts with customers. *ASU 2014-09* was effective for the Company for the year ending September 30, 2019. On October 1, 2018, the Company adopted *ASU No. 2014-09* and the adoption did not have an impact on the Company's financial statements.

ASU 2016-02, Leases (Topic 842). The amendments in this ASU require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. Accounting by lessors will remain largely unchanged. The guidance will be effective for annual periods, and interim periods within those annual periods, beginning, for the Company, on October 1, 2019, with early adoption permitted. In July 2018, the FASB issued *ASU 2018-11*, which allows a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented or as a cumulative effect adjustment as of the date of adoption. On October 1, 2019, the Company adopted *ASU No. 2016-02* and as a result, the Company recorded right of use assets and lease liabilities totaling approximately $1,600,000 through a cumulative effect adjustment.

4. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company's regulatory net capital was $767,580, which exceeded required net capital by $632,669. Aggregate indebtedness was $2,023,668, resulting in a ratio of aggregate indebtedness to net capital of approximately 2.6 to 1.0.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the SEC's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

5. Operating Leases

Equipment Leases

The Company leases office equipment under operating leases. At September 30, 2019, the future minimum lease payments under these office equipment leases are as follows:

		Amount
Year ending September 30,	2020	$ 59,697
	2021	59,462
	2022	59,462
	2023	58,266
	2024 and beyond	26,293
	Total minimum lease payments	$ 263,180

Property Leases

The Company entered into a lease agreement in 1998 to rent its primary office space from a third party, and on June 1, 2013, the Company exercised its second and third five year renewal options. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. On October 26, 2015, Essex Savings Bank, a related party, purchased the Company's primary office from the third party, and assumed the lease agreement which ends May 31, 2023.

On January 1, 2010, the Company entered into a lease agreement for office space in Madison, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $44,013 plus normal costs associated with a triple net lease arrangement. The Company exercised its renewal option for one additional five-year period in 2015.

On October 13, 2015, the Company entered into a lease agreement for office space in Southport, Connecticut with a third party. The lease calls for an initial annual fixed rent of $35,908, plus normal costs associated with a triple net lease arrangement, with periodic increases throughout the term of the lease. The initial term of the lease is 63 months.

On August 24, 2018, the Company entered into a lease agreement for office space in Farmington, Connecticut with a third party. The lease calls for an initial annual fixed rent of $46,517, plus normal costs associated with a triple net lease arrangement, with periodic increases throughout the term of the lease. The initial term of the lease is 62 months.

At September 30, 2019, future minimum rental payments called for under the property leases were as follows:

		Amount
Year ending September 30,	2020	300,989
	2021	291,983
	2022	294,034
	2023	232,082
	2024	104,650
	Thereafter	354,746
	Total minimum rental payments	$ 1,578,483

Rent expense for the years ended September 30, 2019 and 2018 was $357,557 and $348,371, respectively.

6. Income Taxes
The provision for income tax expense for the years ended September 30, 2019 and 2018 consisted of the following components:

	Current	Deferred	Total
September 30, 2019			
Federal income tax (benefit) expense	$ (3,344)	$ 34,626	$ 31,282
State income tax (benefit) expense	(304)	7,281	6,977
Income tax (benefit) expense	$ (3,648)	$ 41,907	$ 38,259
September 30, 2018			
Federal income tax (benefit) expense	$ (139,521)	$ 16,904	$ (122,617)
State income tax benefit	(6,882)	(39,870)	(46,752)
Income tax benefit	$ (146,403)	$ (22,966)	$ (169,369)

On December 22, 2017, the U.S. government approved a reduction in the Federal statutory income tax rate from a maximum rate of 35% to 21%, effective in 2018. The impact of the rate reduction to the Company was an increase in the Company's net deferred tax asset by approximately $10,100, which is reflected in the Company's tax provision for the year ended September 30, 2018. In addition, because the Company's fiscal year began on October 1, 2017, the Company's statutory Federal tax rate reflects one quarter at 34% and three quarters at 21% for the year ended September 30, 2018.

For the years ended September 30, 2019 and 2018, the income tax expense differed from the expected Income tax expense calculated at the Federal statutory rate (21% for 2019, 24% for 2018) due to the state income taxes and non-deductible expenses, and for 2018, also due to the impact of the federal rate reductions as described above.

The Company's deferred tax asset at September 30, 2019 and 2018, included in other assets, was as follows:

	2019	2018
Contribution carryforwards	$ 8,354	$ 32,521
State net operating losses and credits	78,780	74,330
Depreciation	(58,073)	(35,883)
Deferred tax asset	$ 29,061	$ 70,968

Management regularly analyzes their tax positions and at September 30, 2019, does not believe that the Company has taken any uncertain tax positions. As of September 30, 2019, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2016 through 2018.

7. Profit Sharing Contributions
The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the years ended September 30, 2019 and 2018 were $240,722 and $275,786, respectively.

8. Concentrations of Credit Risk
The Company primarily maintains its cash in local financial institutions. The balances are generally insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At September 30, 2019, uninsured cash balances were $1,227,949. The Company does not anticipate any loss as a result.

The Company also maintains cash equivalents, consisting of money funds, which are not insured under Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and Lloyd's of London. At September 30, 2019, the money funds balances were $121,702, and were fully protected up to $250,000.

9. Related Party Transactions
At September 30, 2019 and 2018, cash balances of $862,192 and $1,159,391, respectively, relate to accounts with Essex Savings Bank.

The Company paid management fees of $360,000 to Essex Savings Bank during both of the years ended September 30, 2019 and 2018.

The Company also received investment advisory fee income from related parties during the years ended September 30, 2019 and 2018 totaling $44,048 and $60,259 respectively.

See Note 5 for a description of related party leases.

10. Share Class Selection Disclosure Initiative
In June 2018, the Company elected to participate in the Security and Exchange Commission's (SEC) Share Class Selection Disclosure Initiative ("SCSDI"). The SCSDI is a voluntary program administered by the SEC regarding investment advisers that did not explicitly disclose in applicable Forms ADV (*i.e.*, brochure(s) and brochure supplements) the conflict of interest associated with the 12b-1 fees the Company, its affiliates, or its supervised persons received for investing advisory clients in a fund's 12b-1 fee paying share class when a lower-cost share class was available for the same fund. As of September 30, 2019, the Company has recorded a liability of $645,000 for the disgorgement amount owed to affected clients, which is the amount determined by agreement with the SEC dated September 30, 2019.

SUPPLEMENTAL SCHEDULE

Computation of Net Capital under SEC Rule 15c3-1

SCHEDULE 1

		September 30, 2019
Computation of Net Capital:		
Total stockholders' equity		$ 1,758,343
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 346,328	
Commissions receivable - 12B-1 fees	25,232	
Other assets	619,203	
Total non-allowable assets		990,763
Net capital before haircuts on securities positions		767,580
Haircuts on securities - other securities		-
Net capital		$ 767,580
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 2,023,668
Total aggregate indebtedness		$ 2,023,668
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 134,911
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 134,911
Excess net capital		$ 632,669
Net capital less greater of 10% of aggregate indebtedness, or 120% of defined minimum dollar net capital requirement		$ 565,214
Ratio of aggregated indebtedness to net capital		2.64
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2019:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 752,186
Closing adjustments, identified after initial filing	15,394	
Closing adjustments		15,394
Net capital		$ 767,580

ESSEX FINANCIAL

Management Assertion Regarding Exemption Provisions
Under Rule 15c3-3 of the Securities and Exchange Commission

Essex Financial Services, Inc. (the "Company") is a registered fully disclosed introducing broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, we as members of management assert that the Company is exempt from reporting under SEC Rule 17a-5 as follows:

- The Company may file an exemption report because the Company has no obligations under SEC Rule 15c3-3(k)(2)(ii);
- And the Company met the exemption provisions under Sec Rule 15c3-3(k)(2)(ii) throughout the period from October 1, 2018 through September 30, 2019, without exception.

Essex Financial Services, Inc.

I, William Terribile, swear that, to the best of my knowledge and belief, this exemption report is true and correct.

By: [signature]
William Terribile
FinOP

11/20/2019
Date

176 WESTBROOK ROAD | PO BOX 999 | ESSEX, CT 06426 | **P: 860.767.4300** | **800.900.5972** ESSEX.FINANCIAL

Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111
www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *"Management Assertion Regarding Exemption Provisions"*, in which (1) Essex Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Essex Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: 15c 3-3 (k)(2)(ii) (the "exemption provisions") and (2) Essex Financial Services, Inc. stated that Essex Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Essex Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hartford, Connecticut
November 26, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **9/30/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66015 FINRA SEP
ESSEX FINANCIAL SERVICES INC
ESSEX FINANCIAL SEVICES INC
PO BOX 999
ESSEX CT 06426-0999

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael O'Rourke 860-767-4300

2. A. General Assessment (item 2e from page 2) $23,825

B. Less payment made with SIPC-6 filed (**exclude interest**) (12,213)

5/7/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,612

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $11,612

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $11,612

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Essex Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of November, 20 19.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2018 and ending 9/30/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$16,050,014
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	166,654
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	166,654
2d. SIPC Net Operating Revenues	$15,883,360
2e. General Assessment @ .0015	$23,825 (to page 1, line 2.A.)

Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

November 26, 2019

Mr. William J. Terribile, Jr., Compliance Officer
Essex Financial Services, Inc.
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2019, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments that would have an impact on net capital. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2019.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2019 quarter prior to the completion of all of the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to the completion of our audit of the financial statements.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Lawrence J. Carboni
Partner
Whittlesey PC

yw
12/26